June 28, 2006

Ms. Lesli Sheppard
Senior Staff Attorney
Securities and Exchange Commission
Washington, DC 20549

RE: URON Form 10-SB, Filed May 25, 2006, File No. 000-52015

Dear Ms. Sheppard;

In response to your letter dated June 21, 2006, we have the following comments. Our response is keyed to your comment numbers.

2.	We have clarified the prorata nature of the distribution and the nature of the contingent rights.
3.	We have clarified the management of the Company following the distribution in Exhibit 99.1
4-7	We have added the requested disclosure.
8.	We have updated our statement with more current information.
9.	We have added to our competitive disclosure.
10.	The cited phrase has been deleted.
11-14.	We have added all the risk factors you suggest.
15.	We have added quanitative data.
16.	We have added an explanatory comment.
17.	We have added detail on liquidity needs.
18.	We have corrected incorrect disclosure here.
19.	We have added discussion with regards to beneficial ownership.
20-22.	We have added information with regards to Mr. Miller’s background and duties.
23.	We have added the requested disclosure.
24.	We have added the requested disclosure.
25-28.	We have added the requested disclosure.
29.	We have amended our disclosure here.
30.	Our calculation was incorrect. We have revised.
31.	We have added specifics to the nature of our costs and expenses.
32.	The losses were for 12 months. We’ve corrected the statement.
33.	We’ve added the requested disclosure. .

34.
We’ve clarified the disclosure. A wholly owned subsidiary of Multiband, Multiband Subscriber Services, collects URON customer payments and pays URON vendors. This is cash activity, not non-cash activity. This activity is not a dividend to the parent as both Multiband Subscriber Services and URON are wholly owned subsidiaries of Multiband Corporation. Since Multiband Corporation has control over both subsidiaries, it can Advance or repay funds at its discretion between the two subsidiaries and/or zero out the intercompany receivable at any time.

35.	We’ve changed the text to exhibits.
36.	We’ve added amendments to the Articles that were omitted by accident previously.
37.	We’ve updated the mailing date.
38.	The statement has been removed.
39.	The tax advise was oral and we’ve disclosed its basis in the information statement now.

Please direct any further questions or comments to the undersigned at 763-504-3051 (phone) or 763-504-3060 (fax).

Sincerely,

Steven Bell
General Counsel